Exhibit (a)(5)(D)

NEWS	FOR IMMEDIATE RELEASE
#28-02	November 25, 2002

GREEN MOUNTAIN POWER ANNOUNCES FINAL RESULTS OF ITS
SUCCESSFUL MODIFIED “DUTCH AUCTION” SELF TENDER OFFER

COLCHESTER, VT – GREEN MOUNTAIN POWER CORPORATION (NYSE: GMP) announced today the final results of its successful modified “Dutch Auction” self tender offer, which expired at 12:00 midnight, New York City time, on November 19, 2002.

Based on the final count by the depositary for the tender offer, 811,783 shares of common stock were properly tendered and not withdrawn at a price at or below $19.75 per share (including those shares tendered by shareholders who indicated in their letters of transmittal that they were willing to accept the price selected by Green Mountain Power in accordance with the terms of the offer). Green Mountain Power accepted for purchase all 811,783 shares at a purchase price of $19.75 per share in accordance with the terms of the offer. The 811,783 shares that Green Mountain Power accepted for purchase are comprised of the 800,000 shares Green Mountain Power offered to purchase and 11,783 shares to be purchased pursuant to Green Mountain Power’s right to purchase up to an additional 2% of its outstanding shares. Due to the exercise of such right, there will be no proration and all shares properly tendered and not withdrawn at a price at or below $19.75 per share will be purchased.

Mellon Investor Services LLC (the depositary for the tender offer) will promptly issue payment for all shares accepted for purchase and return all shares tendered but not accepted for purchase. Any questions regarding the tender offer may be directed to Mellon Investor Services LLC at (800) 858-0985. As a result of the completion of the tender offer, and immediately following payment for the tendered shares, Green Mountain Power will have approximately 4,920,327 shares of common stock outstanding.

Green Mountain Power is a public utility operating company engaged in supplying electrical energy in the State of Vermont in a territory with approximately one quarter of the State’s population. Green Mountain Power serves approximately 87,000 customers.